Exhibit 24

Note 1:

The right to purchase:	Consisting of:	Is vested on:

Tranche 1	150,000 Option Shares	June 30, 2021
Tranche 2	150,000 Option Shares	December 31, 2021
Tranche 3	150,000 Option Shares	June 30, 2022
Tranche 4	150,000 Option Shares	December 31, 2022
Tranche 5	150,000 Option Shares	June 30, 2023
Tranche 6	150,000 Option Shares	December 31, 2023
Tranche 7	Up to 150,000 Option Shares	Ten days after audited of calendar year 2021 is complete, if the aggregate sales bonus payable for 2021 exceeds $240,000
Tranche 8	Up to 150,000 Option Shares	Ten days after audited of calendar year 2022 is complete, if the aggregate sales bonus payable for 2022 exceeds $260,000
Tranche 9	Up to 150,000 Option Shares	Ten days after audited of calendar year 2023 is complete, if the aggregate sales bonus payable for 2023 exceeds $300,000
Tranche 10	Up to 1 million Option Shares	If Holder has earned a Profit bonus and the Board determines to pay some or all of the bonus with options, vesting that number approved by the Board on the date of the Board decision

Note 2: Each tranche expires on the 4th anniversary of the vesting date.

Note 3: Options were granted as part of the compensation under the extension of Mr. Berman’s employment contract.

Total in column 5 of Table I and column 9 of Table II includes securities held directly as well as Mr. Berman’s indirect interest in securities held by PEN Comeback, LLC and PEN Comeback 2, LLC. Mr. Berman shares voting control of those entities with his father, Ronald J. Berman, but disclaims beneficial ownership of the securities owned by those entities except to the extent of his pecuniary interest.